UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                               (Amendment No. 4)*

                    Under the Securities Exchange Act of 1934



                           CORGI INTERNATIONAL LIMITED
--------------------------------------------------------------------------------
                                (Name of Issuer)

            American Depositary Shares (Representing Ordinary Shares)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    21872Q202
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

                [ ] Rule 13d-1(b)
                [X] Rule 13d-1(c)
                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    21872Q202
--------------------------------------------------------------------------------
(1)     Names of Reporting Persons:  BC Advisors, LLC

        I.R.S. Identification Nos. of Above Persons (entities only):

--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Texas
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:           93,366*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:      93,366*
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                      93,366*
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):    0.7%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:     HC/00
--------------------------------------------------------------------------------
* Based on information set forth on the Form 6-K of Corgi International Limited (the "Company"), as filed with the Securities and Exchange Commission (the "SEC") on January 2, 2009, there were 12,793,341 shares of the Company's American Depository Shares (the "Shares") issued and outstanding as of September 30, 2008. As of December 31, 2008 (the "Reporting Date"), SRB Greenway Capital, L.P. ("SRBGC") owned warrants to purchase 1,264 Shares, SRB Greenway Capital (Q.P.), L.P. ("SRBQP") owned warrants to purchase 22,285 Shares, SRB Greenway Offshore Operating Fund, L.P. ("SRB Offshore") owned warrants to purchase 4,054 Shares, SRB Greenway Opportunity Fund, L.P. ("SRB Opportunity") owned warrants to purchase 8,458 Shares, and SRB Greenway Opportunity Fund (QP), L.P. ("SRB Opportunity QP" and together with SRBGC, SRBQP, SRB Offshore and SRB Opportunity, the "Greenway Funds") owned warrants to purchase 57,305 Shares. SRB Management, L.P. ("SRB Management") is the general partner of each of the Greenway Funds. BC Advisors, LLC ("BCA") is the general partner of SRB Management. Steven R. Becker is the sole member of BCA. As a result, SRB
Management, BCA and Mr. Becker possesses shared power to vote and direct the disposition of the securities held by the Greenway Funds. In addition, as of the Reporting Date, Walker Smith Capital, L.P. ("WSC") owned warrants to purchase 4,944 Shares, Walker Smith Capital (Q.P.), L.P. ("WSCQP") owned warrants to purchase 29,672 Shares, Walker Smith International Fund, Ltd. ("WS International") owned warrants to purchase 42,303 Shares, and HHMI Investments, L.P. ("HHMI" and collectively with WSC, WSCQP and WS International, the "WS Funds") owned warrants to purchase 16,446 Shares. WS Capital Management, L.P. ("WSC Management") is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. ("WS Capital") is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) SRB Management, BCA and Steven R. Becker are deemed to beneficially own 93,366 Shares, or approximately 0.7% of the Shares deemed issued and outstanding as of the Reporting Date and (ii) WSC Management, WS
Capital, and Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 93,365 Shares, or approximately 0.7% of the Shares deemed issued and outstanding as of the Reporting Date. The WS Funds and the Greenway Funds agreed to co-invest on the investment in the Company. Each of the reporting persons hereby expressly disclaims membership in a "group" under
Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this
Schedule 13G, as amended, shall not be deemed to be an admission that any such reporting person is a member of such a group.

CUSIP No.    21872Q202
--------------------------------------------------------------------------------
(1)     Names of Reporting Persons:  SRB Management, L.P.

        I.R.S. Identification Nos. of Above Persons (entities only):

--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Texas
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:           93,366*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:      93,366*
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                      93,366*
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):    0.7%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:     IA/PN
--------------------------------------------------------------------------------
* Based on information set forth on the Form 6-K of Corgi International Limited (the "Company"), as filed with the Securities and Exchange Commission (the "SEC") on January 2, 2009, there were 12,793,341 shares of the Company's American Depository Shares (the "Shares") issued and outstanding as of September 30, 2008. As of December 31, 2008 (the "Reporting Date"), SRB Greenway Capital, L.P. ("SRBGC") owned warrants to purchase 1,264 Shares, SRB Greenway Capital (Q.P.), L.P. ("SRBQP") owned warrants to purchase 22,285 Shares, SRB Greenway Offshore Operating Fund, L.P. ("SRB Offshore") owned warrants to purchase 4,054 Shares, SRB Greenway Opportunity Fund, L.P. ("SRB Opportunity") owned warrants to purchase 8,458 Shares, and SRB Greenway Opportunity Fund (QP), L.P. ("SRB Opportunity QP" and together with SRBGC, SRBQP, SRB Offshore and SRB Opportunity, the "Greenway Funds") owned warrants to purchase 57,305 Shares. SRB Management, L.P. ("SRB Management") is the general partner of each of the Greenway Funds. BC Advisors, LLC ("BCA") is the general partner of SRB Management. Steven R. Becker is the sole member of BCA. As a result, SRB
Management, BCA and Mr. Becker possesses shared power to vote and direct the disposition of the securities held by the Greenway Funds. In addition, as of the Reporting Date, Walker Smith Capital, L.P. ("WSC") owned warrants to purchase 4,944 Shares, Walker Smith Capital (Q.P.), L.P. ("WSCQP") owned warrants to purchase 29,672 Shares, Walker Smith International Fund, Ltd. ("WS International") owned warrants to purchase 42,303 Shares, and HHMI Investments, L.P. ("HHMI" and collectively with WSC, WSCQP and WS International, the "WS Funds") owned warrants to purchase 16,446 Shares. WS Capital Management, L.P. ("WSC Management") is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. ("WS Capital") is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) SRB Management, BCA and Steven R. Becker are deemed to beneficially own 93,366 Shares, or approximately 0.7% of the Shares deemed issued and outstanding as of the Reporting Date and (ii) WSC Management, WS
Capital, and Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 93,365 Shares, or approximately 0.7% of the Shares deemed issued and outstanding as of the Reporting Date. The WS Funds and the Greenway Funds agreed to co-invest on the investment in the Company. Each of the reporting persons hereby expressly disclaims membership in a "group" under
Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this
Schedule 13G, as amended, shall not be deemed to be an admission that any such reporting person is a member of such a group.

CUSIP No.    21872Q202
--------------------------------------------------------------------------------
(1)     Names of Reporting Persons:  Steven R. Becker

        I.R.S. Identification Nos. of Above Persons (entities only):

--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:           93,366*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:      93,366*
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                      93,366*
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):    0.7%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:     IN
--------------------------------------------------------------------------------
* Based on information set forth on the Form 6-K of Corgi International Limited (the "Company"), as filed with the Securities and Exchange Commission (the "SEC") on January 2, 2009, there were 12,793,341 shares of the Company's American Depository Shares (the "Shares") issued and outstanding as of September 30, 2008. As of December 31, 2008 (the "Reporting Date"), SRB Greenway Capital, L.P. ("SRBGC") owned warrants to purchase 1,264 Shares, SRB Greenway Capital (Q.P.), L.P. ("SRBQP") owned warrants to purchase 22,285 Shares, SRB Greenway Offshore Operating Fund, L.P. ("SRB Offshore") owned warrants to purchase 4,054 Shares, SRB Greenway Opportunity Fund, L.P. ("SRB Opportunity") owned warrants to purchase 8,458 Shares, and SRB Greenway Opportunity Fund (QP), L.P. ("SRB Opportunity QP" and together with SRBGC, SRBQP, SRB Offshore and SRB Opportunity, the "Greenway Funds") owned warrants to purchase 57,305 Shares. SRB Management, L.P. ("SRB Management") is the general partner of each of the Greenway Funds. BC Advisors, LLC ("BCA") is the general partner of SRB Management. Steven R. Becker is the sole member of BCA. As a result, SRB
Management, BCA and Mr. Becker possesses shared power to vote and direct the disposition of the securities held by the Greenway Funds. In addition, as of the Reporting Date, Walker Smith Capital, L.P. ("WSC") owned warrants to purchase 4,944 Shares, Walker Smith Capital (Q.P.), L.P. ("WSCQP") owned warrants to purchase 29,672 Shares, Walker Smith International Fund, Ltd. ("WS International") owned warrants to purchase 42,303 Shares, and HHMI Investments, L.P. ("HHMI" and collectively with WSC, WSCQP and WS International, the "WS Funds") owned warrants to purchase 16,446 Shares. WS Capital Management, L.P. ("WSC Management") is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. ("WS Capital") is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) SRB Management, BCA and Steven R. Becker are deemed to beneficially own 93,366 Shares, or approximately 0.7% of the Shares deemed issued and outstanding as of the Reporting Date and (ii) WSC Management, WS
Capital, and Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 93,365 Shares, or approximately 0.7% of the Shares deemed issued and outstanding as of the Reporting Date. The WS Funds and the Greenway Funds agreed to co-invest on the investment in the Company. Each of the reporting persons hereby expressly disclaims membership in a "group" under
Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this
Schedule 13G, as amended, shall not be deemed to be an admission that any such reporting person is a member of such a group.

CUSIP No.   21872Q202
--------------------------------------------------------------------------------
(1)     Names of Reporting Persons:  WS Capital, L.L.C.

        I.R.S. Identification Nos. of Above Persons (entities only):

--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Texas
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:           93,365*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:      93,365*
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                    93,365*
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):    0.7%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:     HC/OO
--------------------------------------------------------------------------------

* Based on information set forth on the Form 6-K of Corgi International Limited (the "Company"), as filed with the Securities and Exchange Commission (the "SEC") on January 2, 2009, there were 12,793,341 shares of the Company's American Depository Shares (the "Shares") issued and outstanding as of September 30, 2008. As of December 31, 2008 (the "Reporting Date"), SRB Greenway Capital, L.P. ("SRBGC") owned warrants to purchase 1,264 Shares, SRB Greenway Capital (Q.P.), L.P. ("SRBQP") owned warrants to purchase 22,285 Shares, SRB Greenway Offshore Operating Fund, L.P. ("SRB Offshore") owned warrants to purchase 4,054 Shares, SRB Greenway Opportunity Fund, L.P. ("SRB Opportunity") owned warrants to purchase 8,458 Shares, and SRB Greenway Opportunity Fund (QP), L.P. ("SRB Opportunity QP" and together with SRBGC, SRBQP, SRB Offshore and SRB Opportunity, the "Greenway Funds") owned warrants to purchase 57,305 Shares. SRB Management, L.P. ("SRB Management") is the general partner of each of the Greenway Funds. BC Advisors, LLC ("BCA") is the general partner of SRB Management. Steven R. Becker is the sole member of BCA. As a result, SRB
Management, BCA and Mr. Becker possesses shared power to vote and direct the disposition of the securities held by the Greenway Funds. In addition, as of the Reporting Date, Walker Smith Capital, L.P. ("WSC") owned warrants to purchase 4,944 Shares, Walker Smith Capital (Q.P.), L.P. ("WSCQP") owned warrants to purchase 29,672 Shares, Walker Smith International Fund, Ltd. ("WS International") owned warrants to purchase 42,303 Shares, and HHMI Investments, L.P. ("HHMI" and collectively with WSC, WSCQP and WS International, the "WS Funds") owned warrants to purchase 16,446 Shares. WS Capital Management, L.P. ("WSC Management") is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. ("WS Capital") is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) SRB Management, BCA and Steven R. Becker are deemed to beneficially own 93,366 Shares, or approximately 0.7% of the Shares deemed issued and outstanding as of the Reporting Date and (ii) WSC Management, WS
Capital, and Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 93,365 Shares, or approximately 0.7% of the Shares deemed issued and outstanding as of the Reporting Date. The WS Funds and the Greenway Funds agreed to co-invest on the investment in the Company. Each of the reporting persons hereby expressly disclaims membership in a "group" under
Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this
Schedule 13G, as amended, shall not be deemed to be an admission that any such reporting person is a member of such a group.

CUSIP No.   21872Q202
--------------------------------------------------------------------------------
(1)     Names of Reporting Persons:  WS Capital Management, L.P.

        I.R.S. Identification Nos. of Above Persons (entities only):

--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Texas
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:           93,365*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:      93,365*
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                          93,365*
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):    0.7%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:     IA/PN
--------------------------------------------------------------------------------
* Based on information set forth on the Form 6-K of Corgi International Limited (the "Company"), as filed with the Securities and Exchange Commission (the "SEC") on January 2, 2009, there were 12,793,341 shares of the Company's American Depository Shares (the "Shares") issued and outstanding as of September 30, 2008. As of December 31, 2008 (the "Reporting Date"), SRB Greenway Capital, L.P. ("SRBGC") owned warrants to purchase 1,264 Shares, SRB Greenway Capital (Q.P.), L.P. ("SRBQP") owned warrants to purchase 22,285 Shares, SRB Greenway Offshore Operating Fund, L.P. ("SRB Offshore") owned warrants to purchase 4,054 Shares, SRB Greenway Opportunity Fund, L.P. ("SRB Opportunity") owned warrants to purchase 8,458 Shares, and SRB Greenway Opportunity Fund (QP), L.P. ("SRB Opportunity QP" and together with SRBGC, SRBQP, SRB Offshore and SRB Opportunity, the "Greenway Funds") owned warrants to purchase 57,305 Shares. SRB Management, L.P. ("SRB Management") is the general partner of each of the Greenway Funds. BC Advisors, LLC ("BCA") is the general partner of SRB Management. Steven R. Becker is the sole member of BCA. As a result, SRB
Management, BCA and Mr. Becker possesses shared power to vote and direct the disposition of the securities held by the Greenway Funds. In addition, as of the Reporting Date, Walker Smith Capital, L.P. ("WSC") owned warrants to purchase 4,944 Shares, Walker Smith Capital (Q.P.), L.P. ("WSCQP") owned warrants to purchase 29,672 Shares, Walker Smith International Fund, Ltd. ("WS International") owned warrants to purchase 42,303 Shares, and HHMI Investments, L.P. ("HHMI" and collectively with WSC, WSCQP and WS International, the "WS Funds") owned warrants to purchase 16,446 Shares. WS Capital Management, L.P. ("WSC Management") is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. ("WS Capital") is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) SRB Management, BCA and Steven R. Becker are deemed to beneficially own 93,366 Shares, or approximately 0.7% of the Shares deemed issued and outstanding as of the Reporting Date and (ii) WSC Management, WS
Capital, and Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 93,365 Shares, or approximately 0.7% of the Shares deemed issued and outstanding as of the Reporting Date. The WS Funds and the Greenway Funds agreed to co-invest on the investment in the Company. Each of the reporting persons hereby expressly disclaims membership in a "group" under
Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this
Schedule 13G, as amended, shall not be deemed to be an admission that any such reporting person is a member of such a group.

CUSIP No.  21872Q202
--------------------------------------------------------------------------------
(1)     Names of Reporting Persons:  Reid S. Walker

        I.R.S. Identification Nos. of Above Persons (entities only):

--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:           93,365*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:      93,365*
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                    93,365*
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):    0.7%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:     IN
--------------------------------------------------------------------------------

* Based on information set forth on the Form 6-K of Corgi International Limited (the "Company"), as filed with the Securities and Exchange Commission (the "SEC") on January 2, 2009, there were 12,793,341 shares of the Company's American Depository Shares (the "Shares") issued and outstanding as of September 30, 2008. As of December 31, 2008 (the "Reporting Date"), SRB Greenway Capital, L.P. ("SRBGC") owned warrants to purchase 1,264 Shares, SRB Greenway Capital (Q.P.), L.P. ("SRBQP") owned warrants to purchase 22,285 Shares, SRB Greenway Offshore Operating Fund, L.P. ("SRB Offshore") owned warrants to purchase 4,054 Shares, SRB Greenway Opportunity Fund, L.P. ("SRB Opportunity") owned warrants to purchase 8,458 Shares, and SRB Greenway Opportunity Fund (QP), L.P. ("SRB Opportunity QP" and together with SRBGC, SRBQP, SRB Offshore and SRB Opportunity, the "Greenway Funds") owned warrants to purchase 57,305 Shares. SRB Management, L.P. ("SRB Management") is the general partner of each of the Greenway Funds. BC Advisors, LLC ("BCA") is the general partner of SRB Management. Steven R. Becker is the sole member of BCA. As a result, SRB
Management, BCA and Mr. Becker possesses shared power to vote and direct the disposition of the securities held by the Greenway Funds. In addition, as of the Reporting Date, Walker Smith Capital, L.P. ("WSC") owned warrants to purchase 4,944 Shares, Walker Smith Capital (Q.P.), L.P. ("WSCQP") owned warrants to purchase 29,672 Shares, Walker Smith International Fund, Ltd. ("WS International") owned warrants to purchase 42,303 Shares, and HHMI Investments, L.P. ("HHMI" and collectively with WSC, WSCQP and WS International, the "WS Funds") owned warrants to purchase 16,446 Shares. WS Capital Management, L.P. ("WSC Management") is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. ("WS Capital") is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) SRB Management, BCA and Steven R. Becker are deemed to beneficially own 93,366 Shares, or approximately 0.7% of the Shares deemed issued and outstanding as of the Reporting Date and (ii) WSC Management, WS
Capital, and Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 93,365 Shares, or approximately 0.7% of the Shares deemed issued and outstanding as of the Reporting Date. The WS Funds and the Greenway Funds agreed to co-invest on the investment in the Company. Each of the reporting persons hereby expressly disclaims membership in a "group" under
Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this
Schedule 13G, as amended, shall not be deemed to be an admission that any such reporting person is a member of such a group.

CUSIP No.  21872Q202
--------------------------------------------------------------------------------
(1)     Names of Reporting Persons:  G. Stacy Smith

        I.R.S. Identification Nos. of Above Persons (entities only):

--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:           93,365*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:      93,365*
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  93,365*
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):     0.7%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:     IN
--------------------------------------------------------------------------------
* Based on information set forth on the Form 6-K of Corgi International Limited (the "Company"), as filed with the Securities and Exchange Commission (the "SEC") on January 2, 2009, there were 12,793,341 shares of the Company's American Depository Shares (the "Shares") issued and outstanding as of September 30, 2008. As of December 31, 2008 (the "Reporting Date"), SRB Greenway Capital, L.P. ("SRBGC") owned warrants to purchase 1,264 Shares, SRB Greenway Capital (Q.P.), L.P. ("SRBQP") owned warrants to purchase 22,285 Shares, SRB Greenway Offshore Operating Fund, L.P. ("SRB Offshore") owned warrants to purchase 4,054 Shares, SRB Greenway Opportunity Fund, L.P. ("SRB Opportunity") owned warrants to purchase 8,458 Shares, and SRB Greenway Opportunity Fund (QP), L.P. ("SRB Opportunity QP" and together with SRBGC, SRBQP, SRB Offshore and SRB Opportunity, the "Greenway Funds") owned warrants to purchase 57,305 Shares. SRB Management, L.P. ("SRB Management") is the general partner of each of the Greenway Funds. BC Advisors, LLC ("BCA") is the general partner of SRB Management. Steven R. Becker is the sole member of BCA. As a result, SRB
Management, BCA and Mr. Becker possesses shared power to vote and direct the disposition of the securities held by the Greenway Funds. In addition, as of the Reporting Date, Walker Smith Capital, L.P. ("WSC") owned warrants to purchase 4,944 Shares, Walker Smith Capital (Q.P.), L.P. ("WSCQP") owned warrants to purchase 29,672 Shares, Walker Smith International Fund, Ltd. ("WS International") owned warrants to purchase 42,303 Shares, and HHMI Investments, L.P. ("HHMI" and collectively with WSC, WSCQP and WS International, the "WS Funds") owned warrants to purchase 16,446 Shares. WS Capital Management, L.P. ("WSC Management") is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. ("WS Capital") is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) SRB Management, BCA and Steven R. Becker are deemed to beneficially own 93,366 Shares, or approximately 0.7% of the Shares deemed issued and outstanding as of the Reporting Date and (ii) WSC Management, WS
Capital, and Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 93,365 Shares, or approximately 0.7% of the Shares deemed issued and outstanding as of the Reporting Date. The WS Funds and the Greenway Funds agreed to co-invest on the investment in the Company. Each of the reporting persons hereby expressly disclaims membership in a "group" under
Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this
Schedule 13G, as amended, shall not be deemed to be an admission that any such reporting person is a member of such a group.

Item 1(a).  Name of Issuer:  Corgi International Limited

Item 1(b).  Address of Issuer's Principal Executive Offices:
            Unit 711 - 717 , 7/F., Tower A, New Mandarin Plaza
            14 Science Museum Road, TST East, Kowloon
            Hong Kong, S.A.R., China

Item 2(a).  Name of Person Filing:
            BC Advisors, LLC
            SRB Management, L.P.
            Steven R. Becker
            WS Capital, L.L.C.
            WS Capital Management, L.P.
            Reid S. Walker
            G. Stacy Smith



Item 2(b).  Address of Principal Business Office or, if none, Residence:
            300 Crescent Court, Suite 1111
            Dallas, Texas  75201

Item 2(c).  Citizenship:

            BC Advisors, LLC:                 Texas
            SRB Management, L.P.:             Texas
            Steven R. Becker:                 United States
            WS Capital, L.L.C.:               Texas
            WS Capital Management, L.P.:      Texas
            Reid S. Walker:                   United States
            G. Stacy Smith:                   United States

Item 2(d).  Title of Class of Securities:
            American Depositary Shares (Representing Ordinary Shares)

Item 2(e).  CUSIP Number:  21872Q202

Item 3.     Not Applicable.

Item 4.     Ownership:

            (a)   Amount Beneficially Owned:

                  BC Advisors, LLC                                93,366*
                  SRB Management, L.P.                            93,366*
                  Steven R. Becker                                93,366*
                  WS Capital, L.L.C.                              93,365*
                  WS Capital Management, L.P.                     93,365*
                  Reid S. Walker                                  93,365*
                  G. Stacy Smith                                  93,365*

            (b)   Percent of Class:

                  BC Advisors, LLC                                  0.7%*
                  SRB Management, L.P.                              0.7%*
                  Steven R. Becker                                  0.7%*
                  WS Capital, L.L.C.                                0.7%*
                  WS Capital Management, L.P.                       0.7%*
                  Reid S. Walker                                    0.7%*
                  G. Stacy Smith                                    0.7%*

            (c)   Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote:

                        BC Advisors, LLC                               0*
                        SRB Management, L.P.                           0*
                        Steven R. Becker                               0*
                        WS Capital, L.L.C.                             0*
                        WS Capital Management, L.P.                    0*
                        Reid S. Walker                                 0*
                        G. Stacy Smith                                 0*


                  (ii)  shared power to vote or to direct the vote:

                        BC Advisors, LLC                          93,366*
                        SRB Management, L.P.                      93,366*
                        Steven R. Becker                          93,366*
                        WS Capital, L.L.C.                        93,365*
                        WS Capital Management, L.P.               93,365*
                        Reid S. Walker                            93,365*
                        G. Stacy Smith                            93,365*

                  (iii) sole power to dispose or to direct the disposition of:

                        BC Advisors, LLC                               0*
                        SRB Management, L.P.                           0*
                        Steven R. Becker                               0*
                        WS Capital, L.L.C.                             0*
                        WS Capital Management, L.P.                    0*
                        Reid S. Walker                                 0*
                        G. Stacy Smith                                 0*

                  (iv)  shared power to dispose or to direct the disposition of:

                        BC Advisors, LLC                          93,366*
                        SRB Management, L.P.                      93,366*
                        Steven R. Becker                          93,366*
                        WS Capital, L.L.C.                        93,365*
                        WS Capital Management, L.P.               93,365*
                        Reid S. Walker                            93,365*
                        G. Stacy Smith                            93,365*

-----------------
* Based on information set forth on the Form 6-K of Corgi International Limited (the "Company"), as filed with the Securities and Exchange Commission (the "SEC") on January 2, 2009, there were 12,793,341 shares of the Company's American Depository Shares (the "Shares") issued and outstanding as of September 30, 2008. As of December 31, 2008 (the "Reporting Date"), SRB Greenway Capital, L.P. ("SRBGC") owned warrants to purchase 1,264 Shares, SRB Greenway Capital (Q.P.), L.P. ("SRBQP") owned warrants to purchase 22,285 Shares, SRB Greenway Offshore Operating Fund, L.P. ("SRB Offshore") owned warrants to purchase 4,054 Shares, SRB Greenway Opportunity Fund, L.P. ("SRB Opportunity") owned warrants to purchase 8,458 Shares, and SRB Greenway Opportunity Fund (QP), L.P. ("SRB Opportunity QP" and together with SRBGC, SRBQP, SRB Offshore and SRB Opportunity, the "Greenway Funds") owned warrants to purchase 57,305 Shares. SRB Management, L.P. ("SRB Management") is the general partner of each of the Greenway Funds. BC Advisors, LLC ("BCA") is the general partner of SRB Management. Steven R. Becker is the sole member of BCA. As a result, SRB
Management, BCA and Mr. Becker possesses shared power to vote and direct the disposition of the securities held by the Greenway Funds. In addition, as of the Reporting Date, Walker Smith Capital, L.P. ("WSC") owned warrants to purchase 4,944 Shares, Walker Smith Capital (Q.P.), L.P. ("WSCQP") owned warrants to purchase 29,672 Shares, Walker Smith International Fund, Ltd. ("WS International") owned warrants to purchase 42,303 Shares, and HHMI Investments, L.P. ("HHMI" and collectively with WSC, WSCQP and WS International, the "WS Funds") owned warrants to purchase 16,446 Shares. WS Capital Management, L.P. ("WSC Management") is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International, and the investment manager for HHMI. WS Capital, L.L.C. ("WS Capital") is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) SRB Management, BCA and Steven R. Becker are deemed to beneficially own 93,366 Shares, or approximately 0.7% of the Shares deemed issued and outstanding as of the Reporting Date and (ii) WSC Management, WS
Capital, and Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 93,365 Shares, or approximately 0.7% of the Shares deemed issued and outstanding as of the Reporting Date. The WS Funds and the Greenway Funds agreed to co-invest on the investment in the Company. Each of the reporting persons hereby expressly disclaims membership in a "group" under
Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this
Schedule 13G, as amended, shall not be deemed to be an admission that any such reporting person is a member of such a group.


Item 5.  Ownership of Five Percent or Less of a Class:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         Not applicable.

Item 7.  Identification  and  Classification of  Subsidiary Which  Acquired  the
         Securities:

         Not applicable.

Item 8.  Identification and Classification of Members of the Group:

         Not applicable.

Item 9.  Notice of Dissolution of Group:

         Not applicable.

Item 10.  Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 17, 2009

                                BC ADVISORS, LLC

                                By: /s/ Steven R. Becker
                                   ---------------------------------------------
                                    Steven R. Becker, Member


                                SRB MANAGEMENT, L.P.

                                By:  BC Advisors, LLC, its general partner

                                By: /s/ Steven R. Becker
                                   ---------------------------------------------
                                    Steven R. Becker, Member


                                WS CAPITAL, L.L.C.

                                By: /s/ Reid S. Walker
                                   ---------------------------------------------
                                    Reid S. Walker, Member


                                WS CAPITAL MANAGEMENT, L.P.

                                By:  WS Capital, L.L.C., its general partner

                                By: /s/ Reid S. Walker
                                   ---------------------------------------------
                                    Reid S. Walker, Member



                                 /s/ Reid S. Walker
                                ------------------------------------------------
                                 REID S. WALKER



                                 /s/ G. Stacy Smith
                                ------------------------------------------------
                                 G. STACY SMITH



                                /s/ Steven R. Becker
                                ------------------------------------------------
                                STEVEN R. BECKER



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT


In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13G (including amendments thereto) with regard to the common stock of Corgi International Limited and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 17, 2009.

                                BC ADVISORS, LLC

                                By: /s/ Steven R. Becker
                                   ---------------------------------------------
                                    Steven R. Becker, Member


                                SRB MANAGEMENT, L.P.

                                By:  BC Advisors, LLC, its general partner

                                By: /s/ Steven R. Becker
                                   ---------------------------------------------
                                    Steven R. Becker, Member


                                WS CAPITAL, L.L.C.

                                By: /s/ Reid S. Walker
                                   ---------------------------------------------
                                    Reid S. Walker, Member


                                WS CAPITAL MANAGEMENT, L.P.

                                By:  WS Capital, L.L.C., its general partner

                                By: /s/ Reid S. Walker
                                   ---------------------------------------------
                                    Reid S. Walker, Member



                                 /s/ Reid S. Walker
                                ------------------------------------------------
                                 REID S. WALKER



                                 /s/ G. Stacy Smith
                                ------------------------------------------------
                                 G. STACY SMITH



                                /s/ Steven R. Becker
                                ------------------------------------------------
                                STEVEN R. BECKER